Exhibit 4.15

FIFTH AMENDMENT
TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
(As amended and restated January 1, 2011)

Background Information

A.
Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”) for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B.	Plan Section 12.02 permits Cardinal Health to amend the Plan at any time.

C.
The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) is authorized to make certain amendments to the Plan, in accordance with the authority delegated by the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health.

D.
The Committee desires to amend the Plan to define “Spouse” as any individual, regardless of gender, who is legally married in any state, territory, or foreign jurisdiction having the legal authority to sanction marriages, to comply with the U.S. Supreme Court decision in United States v. Windsor, as well as with recent guidance published by the U.S. Department of Labor and the Internal Revenue Service, effective as of June 26, 2013, as authorized by the Committee in Resolutions adopted on May 28, 2014.

Plan Amendment

The Plan is hereby amended as follows, effective as of June 26, 2013:

1.	Section 1.41 “Spouse” is hereby amended in its entirety to read as follows:

Section 1.41    Spouse. The lawful spouse of the Participant, including a same-sex spouse, as determined under the law of the state in which the marriage occurred. For this purpose, the term “state” means any state of the United States, the District of Columbia, any territory or possession of the United States, and any foreign jurisdiction having the legal authority to sanction marriages.

2.	All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.
By:	/s/ Kendell F. Sherrer
Its:	V.P., Benefits
Date:	5/28/14